NEWS RELEASE
Kelso Technologies Inc.
(The “Company” or “Kelso”)	July 26, 2016

Canada:	TSX:	KLS
United States:	NYSE MKT:	KIQ

NEW PRODUCT – KELSO TECHNOLOGIES INC. EMERGENCY REPONSE KIT

Vancouver, British Columbia and Bonham, Texas, – Kelso Technologies Inc. (TSX: KLS) (NYSE MKT: KIQ) (“Kelso” or the “Company”) reports that the Company has successfully completed initial commercial testing of its new emergency response kit known as the Kelso ERK (ERK). This specialized equipment is used by first responders to cap and contain chemical leaks in the field that originate in a HAZMAT rail tank car’s valve assembly or its connections located on the top of the tank car. The ERK is specifically designed to be implemented quickly and safely to reduce potential dangers to human life and environmental harm to communities during emergency events involving hazardous materials.

The ERK was developed in partnership with hazardous materials specialists from a Class 1 Railroad company. It has numerous advantages for its users over current competitive designs:

  Compact – the Kelso ERK fits in two containers which is a reduction from the three containers currently used. The ERK takes up less space on emergency response vehicles and allows handling by one person.

  Built with lightweight materials - the ERK is half the weight of existing products providing easier deployment and operation of the ERK by emergency responders.

  No additional application tools are required, which reduces kit weight and complexity of operation.

  Color-coded valve caps aid first responder in selecting proper valve cap under emergency conditions.

  Friction reduction system lowers torque needed to apply the valve cap. This reduces the number of tools needed to effectively apply the ERK, reducing the potential effects of human error and potential injury to first responders.

  The ERK is designed for both pressure tank cars which include commodities such as chlorine, liquefied petroleum gas and anhydrous ammonia and non-pressurized tank cars.

  The Kelso ERK is the only emergency kit in the market that is designed to handle general service tank cars.

The ERK meets the design requirements of many first responder stakeholders in North America. These stakeholders include the National Hazardous Materials Response Team and their 13 regional response centers; six Class 1 railroads; 700 Class 2 and 3 railroads; and training organizations like the Transportation Technology Center, Inc (TTCI) - a division of the American Rail Road Association and TRANSCAER® which provides a voluntary national outreach effort that focuses on assisting communities prepare for and respond to a possible hazardous material accident event. Both TTCI and TRANSCAER® have direct influential relationships with the many first responders in North America.

James R. Bond, CEO of the Company comments that “The ERK represents a new diverse multi-million dollar market for the Company. Kelso has completed all required design specifications in collaboration with our Class 1 railroad partner and is now prepared to begin distribution of the ERK to first responder organizations. We are proud of the new benefits engineered into the ERK on behalf of our stakeholders and all first responders. Our reputation for innovative design continues to grow in markets beyond rail tank cars, providing new revenue streams for the Company.”

About Kelso Technologies

Kelso is a railway equipment supplier that designs, produces and sells proprietary tank car service equipment used in the safe handling and containment of hazardous materials during transport. Products are specifically designed to provide economic and operational advantages while reducing the potential effects of human error and environmental harm during the transport of hazardous materials. The Company is recognized as a reliable supplier of AAR approved railway equipment that addresses the regulatory concerns about railroad safety in North America.

For a more complete business and financial profile of the Company, please view the Company's website at www.kelsotech.com and public documents posted under the Company’s profile on www.sedar.com in Canada and on EDGAR at www.sec.gov in the United States.

For a more complete business and financial profile of the Company, please view the Company's website at www.kelsotech.com and public documents posted on www.sedar.com.

On behalf of the Board of Directors, James R. Bond, CEO and President

Legal Notice Regarding Forward-Looking Statements: This news release contains “forward-looking statements” within the meaning of applicable Canadian securities legislation. Forward-looking statements are indicated expectations or intentions. Forward-looking statements in this news release include that the ERK represents a new diverse multi-million dollar market for the Company; and that the Company has completed all required design specifications in collaboration with a new Class 1 railroad partner; that we have new revenue streams beyond rail tank cars, and that Kelso is now prepared to begin distribution of the ERK. Although Kelso believes its anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information are based upon reasonable assumptions and expectations, they can give no assurance that such expectations will prove to be correct. The reader should not place undue reliance on forward-looking statements and information as such statements and information involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Kelso to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information, including without limitation the risk that the Company’s products may not provide the intended economic or operational advantages; or reduce the potential effects of human error and environmental harm during the transport of hazardous materials; or grow and sustain anticipated revenue streams. Our products may not sell as well as expected, and competitors may offer better or cheaper alternatives to our products. Except as required by law, the Company does not intend to update the forward-looking information and forward-looking statements contained in this news release.

For further information, please contact:

James R. Bond, CEO and President	Richard Lee, Chief Financial Officer	Corporate Address:
Email: bond@kelsotech.com	Email: lee@kelsotech.com	13966 - 18B Avenue
South Surrey, BC V4A 8J
www.kelsotech.com